EXHIBIT 99.1

Student Transportation Inc. Adds Iowa to Its Map with New Contract

Company’s Reputation, Service and Success Helps Secure Contract

WALL, N.J., June 06, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), the largest independent provider of student transportation and management services in North America, today announced that its subsidiary, Student Transportation of America Inc. (STA), has recently completed negotiations for the conversion of the Johnston Community School District transportation system, which the district currently owns and operates, to STA operations. The district is in Johnston, Iowa, a suburb of Des Moines, and has award-winning schools and serves approximately 7,000 students from pre-Kindergarten through High School.

“This conversion in Johnston is a classic example of a public-private partnership where we’ll be operating from the district’s facility, inviting all the existing school district employees to join our STA Family, while improving the quality and efficiency of the district’s transportation system. We will purchase and write the district a significant check for their existing fleet while bringing in additional new vehicles to replace their older ones,” stated David Prince, STA’s Vice President of Operations, Central Region. “We are excited to get started and just completed our STA Brand and Culture Committee meeting with the district’s existing drivers and personnel. The committee’s presentation was well-received and reflected how important the family culture is in our company. The presentation team is comprised of company operations teams and safety leaders from our various locations in North America who work at the local level and volunteer to be on these committees. They shared their experiences from when they joined the STA Family and really illustrated that the spirit and culture described in the presentation is very much how we operate every day. It answered many questions the current employees had and we’re confident we are off to a good start.”

The three-year contract begins July 1 and has an initial two-year extension. STA will purchase Johnston’s current 78 vehicle fleet for approximately $1.5 million and will purchase 29 brand new buses in the first year to begin to upgrade the current fleet. The contract will increase STI’s revenues by $3.5 million annually beginning in fiscal year 2017. While this is the first operation for STA in Iowa, the company has had great success in the neighboring state of Nebraska where STA’s largest customer, Omaha and Millard Public Schools, recently extended STA’s contract. STA’s success and contract extension in Omaha also led to a new contract award from the Springfield Platteview School District in Springfield, Nebraska, a suburb of Omaha where STA will add 15 vehicles that will operate from the Millard Terminal to leverage its overhead and facilities at that location.

The Johnston vehicles will be equipped with GPS vehicle tracking technology and onboard camera systems. STA said the buses will include SafeStop™ the new mobile phone school bus tracking app that connects parents and school officials with the vehicles transporting their students. The app includes a secure registration process, real-time map feature that displays the location of their child’s bus, estimated times of arrival at their bus stop, student scanning, and provides parents with an alerts and messaging center. STA expects to have SafeStop available to parents and the district by October 1, 2016.

"Working with Johnston Community School District will provide a great opportunity to highlight how we partner with our school districts to improve their transportation operations," added Prince. "We are seeing many fleets owned by school districts across the country getting older, not using new technologies and having difficulty trying to manage new regulations and parent expectations. Our goal is to show more schools in Iowa and other states how to make the public-private partnership work to provide new equipment, new technology, improved safety and yet still allow schools to do what they do best: spending their time and resources on education.”

STA will hold additional informational sessions with current drivers and personnel who will be given the first opportunity to work for the company. The company is interested in finding new applicants from the area as well. Those interested in applying for any positions can visit www.Drive4STA.com and complete the short pre-application. For those with questions, please send the company an email at JohnstonQuestions@RideSTA.com.

To learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating more than 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com

Investor Relations contact:
Fred Buonocore
The Equity Group Inc.
(212) 836-9607
fbuonocore@equityny.com